CARDERO RESOURCE CORP.

2012 ANNUAL GENERAL MEETING

Notice of Annual General Meeting of Shareholders

and

Management Information Circular

Place:	Renaissance Vancouver Harbourside Hotel
Port of Vancouver Room (Reception to follow)
1133 West Hastings Street
Vancouver, BC V6E 3T3

Time:	2:00 p.m.

Date:	Thursday, September 13, 2012

CARDERO RESOURCE CORP.

CORPORATE DATA	Head Office
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
CANADA V6E 2K3
Telephone: 604-408-7488
Toll Free: 1-888-770-7488
Facsimile: 604-408-7499
Web Site: www.cardero.com

	Directors	Officers
	Hendrik Van Alphen	Michael Hunter, President & CEO
	Leonard Harris	Blaine Bailey, CFO
	Lawrence Talbot	Angus Christie, COO
	Murray Hitzman	Marla Ritchie, Corporate Secretary
	Stephan Fitch	Lawrence Talbot, Vice-President & General Counsel
Keith Henderson, Executive Vice-President

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Legal Counsel
	Gowling Lafleur Henderson LLP	Dorsey & Whitney LLP
	550 Burrard Street	701 Fifth Avenue, Suite 6100
	Suite 2300, Bentall 5	Seattle, Washington
	Vancouver, British Columbia	USA 98104-7043
V6C 2B5

Auditor
PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

Stock Exchange Listings
Toronto Stock Exchange
Symbol “CDU”

NYSE MKT
Symbol “CDY”

Frankfurt Stock Exchange
Symbol “CR5”

CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2012 annual general meeting (the “Meeting”) of the shareholders of CARDERO RESOURCE CORP. (the “Company”) will be held in the Port of Vancouver Room, Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Thursday, September 13, 2012, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2011 (with comparative statements relating to the preceding fiscal period) together with the report of the auditor thereon;

2.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the fiscal year ending October 31, 2012 and to authorize the directors to fix its remuneration;

3.	To elect directors;

4.

To consider and, if thought fit, pass, with or without variation, an ordinary resolution approving the new 2012 incentive stock option plan of the Company, as more particularly described in the accompanying Information Circular; and

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Proxy/Voting Instruction Form and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy/VIF must be received by Computershare prior to 4:30 p.m. (PDT) on Monday, September 10, 2012.

The Company has fixed the close of business on the 9th day of August, 2012 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into this Notice. Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 17th day of August, 2012.

BY ORDER OF THE BOARD

                                       “Michael Hunter” (signed)
MICHAEL HUNTER, President & CEO

CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
Tel: 604.408.7488
Fax: 604.408.7499

INFORMATION CIRCULAR
For the Annual General Meeting to be held on September 13, 2012
(information is as at August 17, 2012, except as indicated)

This information circular (the “Information Circular”) is dated August 17, 2012 and is being furnished in connection with the solicitation of proxies by the management of Cardero Resource Corp. (the “Company”) for use at the 2012 annual general meeting (the “Meeting”) of shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Thursday, September 13, 2012 at the place and for the purposes set forth in the accompanying Notice of Meeting.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, you may revoke an executed and deposited proxy by (a) except to the extent otherwise noted on such later proxy, signing new proxy bearing a later date and depositing it at the place and within the time required for the deposit of proxies, (b) signing and dating a written notice of revocation (in the same manner as a proxy is required to be executed as set out in the notes to the proxy) and either depositing it at the place and within the time required for the deposit of proxies or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or (c) registering with the Scrutineer at the Meeting as a registered shareholder present in person, whereupon any proxy executed and deposited by such registered shareholder will be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. If you are not a registered shareholder and you wish to change your vote you must, at least seven (7) days before the Meeting, arrange for the intermediary which holds your common shares to revoke the proxy given by them on your behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

PERSONS MAKING THE SOLICITATION

The enclosed proxy is solicited by Management. The Company has retained Allen Nelson & Co. Incorporated, of Seattle, Washington, USA (“Nelson”) to assist the Company in connection with the solicitation and monitoring of proxies for the Meeting. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made by regular officers and employees of the Company (who will receive no additional compensation for such work) and by employees of Nelson. The Company estimates that the fees and disbursements of Nelson in connection with this proxy solicitation will be approximately USD 15,000. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute proxies. All costs of solicitation will be borne by the Company. None of the directors have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

PROXY INSTRUCTIONS

The persons named in the accompanying proxy are current directors and/or officers of the Company. If a shareholder wishes to appoint some other person (who need not be a shareholder) to represent that shareholder at the Meeting the shareholder may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the proxy or by completing another proper proxy and in either case delivering the completed and executed proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, CANADA M5J 2Y1, not later than 4:30 p.m., Pacific Daylight Time, on Monday, September 10, 2012 or, with respect to any matter occurring after the reconvening of any adjournment of the Meeting, not less than 2 business days prior to the day set for the recommencement of such adjourned Meeting. Proxies delivered after such times will not be accepted.

To be valid, the proxy must be dated and be signed by the shareholder or by a duly appointed attorney for such shareholder, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. If a proxy is signed by a person other than the registered shareholder, or by an officer of a registered corporate shareholder, the Chairman of the Meeting may require evidence of the authority of such person to sign before accepting such proxy.

THE SHARES REPRESENTED BY PROXY WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING BY THE PROXYHOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE PERSON APPOINTING THE PROXYHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE HAS BEEN SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

ON A POLL, IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED OR IF BOTH CHOICES HAVE BEEN SPECIFIED, THE PERSON APPOINTED PROXYHOLDER WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY AS RECOMMENDED BY MANAGEMENT (WHICH, IN THE CASE OF THE MEETING, WILL BE IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS).

The enclosed proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxyholder(s) thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and which may properly come before the Meeting. At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

ADVICE TO NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Most of the shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares of the Company which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively referred to as the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, if you are a Non-Registered Holder and you have not waived the right to receive the Meeting Materials you will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by you, but which is otherwise not complete. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by you when submitting it. In this case, if you wish to submit a proxy you should otherwise properly complete the executed proxy provided and deposit it with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., as provided above; or

(b)

more typically, a Non-Registered Holder will be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy”, “proxy authorization form” or “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page printed form, the voting instruction form will consist of a regular printed proxy accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the Intermediary or its service company (not the Company or Computershare Investor Services Inc.) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. If you are a Non-Registered Holder and you wish to vote at the Meeting in person as proxyholder for the shares owned by you, you should strike out the names of the management designated proxyholders named in the proxy authorization form or voting instruction form and insert your name in the blank space provided. In either case, you should carefully follow the instructions of your Intermediary, including when and where the proxy, proxy authorization or voting instruction form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the approval of the Company’s new incentive stock option plan (see “Particulars of Matters to be Acted Upon – Approval of New 2012 Incentive Stock Option Plan”) as such persons anticipate that they will be granted incentive stock options under such plan.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value (“common shares”). As at August 17, 2012, 92,853,454, common shares were issued and outstanding.

Only shareholders of record at the close of business on August 9, 2012 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting.

On a show of hands, every individual who is present as a registered shareholder or as a duly appointed representative of one or more registered corporate shareholders will have one vote, and on a poll every registered shareholder present in person or represented by a validly appointed proxyholder, and every person who is a duly appointed representative of one or more corporate registered shareholders, will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

FINANCIAL STATEMENTS AND MD&A

The audited financial statements of the Company for the fiscal year ended October 31, 2011, and the accompanying management discussion and analysis, were filed on SEDAR on January 30, 2012 and have been mailed to all registered and beneficial shareholders who had requested them by returning the “Annual/Interim Financial Statement and MD&A Request Form” mailed by the Company as part of its 2011 annual general meeting materials. If you wish to receive either or both of the annual audited financial statements and interim financial statements and accompanying MD&A for the 2012 fiscal year (which commenced on November 1, 2011), you must complete and return the “Annual/Interim Financial Statement and MD&A Request Form” accompanying this Information Circular.

ELECTION OF DIRECTORS

Election of Directors

The Board of Directors presently consists of five (5) directors. The Board has, by resolution, fixed the number of directors for the time being at six (6), commencing at the Meeting. There will therefore be six (6) directors to be elected at the Meeting for the ensuing year.

Each director is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then. Accordingly, the term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as Management’s nominees (each, a “proposed director”) and, in the absence of instructions to the contrary, the shares represented by proxies will, on a poll, be voted in favour of each proposed director. Management does not contemplate that any of the proposed directors will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

In the following table and notes thereto is stated the name of each proposed director, the province or state and country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the Record Date.

Name, Province and Country of Residence and Other Positions, if any, held with the Company (1)	Date First Became a Director	Number of Shares Beneficially Owned, Directly or Indirectly(1)
VAN ALPHEN, Hendrik Director British Columbia, Canada	April 19, 1999	1,839,119

Name, Province and Country of Residence and Other Positions, if any, held with the Company (1)	Date First Became a Director	Number of Shares Beneficially Owned, Directly or Indirectly(1)
HARRIS, Leonard(2)(3)(4)(5) Director Colorado, USA	February 25, 2000	80,250
FITCH, Stephan(2)(3)(5) Director London, England	May 31, 2006	Nil
HUNTER, Michael Proposed Director British Columbia, Canada	Nominee	1,265,740
MATYSEK, Paul Proposed Director British Columbia, Canada	Nominee	301,000(6)
DUNFIELD, Ryan Proposed Director British Columbia, Canada	Nominee	Nil

NOTES:

(1)

The information as to the province/state and country of residence and number of common shares held, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Denotes member of Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Sustainable Development Committee.
(5)	Denotes member of the Corporate Governance and Nominating Committee.
(6)	Of these, 281,000 are held personally and 20,000 are held by Bedrock Capital Corporation, a company controlled by Mr. Matysek.

There is no executive committee of the board of directors.

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years (information provided by the respective nominees):

Hendrik Van Alphen (Managing Director) - Mr. Van Alphen has been in the mining business for over 27 years, first as an exploration drilling contractor, then as President of Pacific Rim Mining Corp. Mr. Van Alphen laid the foundation for Pacific Rim becoming a successful South American-based resource company. He was also instrumental in the Company’s entrance into South America. He has been a director of the Company since 1999, was the Chief Executive Officer of the Company from May 14, 2001 to November 9, 2011 and President of the Company from April 10, 2000 to June 1, 2011. He is presently the President & CEO and a director of Wealth Minerals Ltd. and a director of Ethos Capital Corp. and Balmoral Resources Ltd., all companies listed on the TSXV.

Leonard Harris (Director) - Mr. Harris is a professional engineer with a Metallurgy diploma and 52 years’ experience in all aspects of mineral processing and mining operations world-wide, a significant part of which has been in South America. Mr. Harris spent 16 years with Cerro de Pasco Corporation before joining Newmont Mining Corporation, where he served as President and General Manager of Newmont Peru Limited and Vice-President and General Manager of Newmont Latin America. Mr. Harris was General Manager (involved in construction and operation) of the Minera Yanacocha gold mine in Peru. Since 1995, Mr. Harris has been a consultant and director of several mining and mineral exploration companies including Glamis Gold Ltd., Indico Resources Ltd., Sulliden Gold Corporation Ltd., Solitario Exploration & Royalty Corp., Golden Arrow Resources Corporation, Alamos Gold Inc., Pediment Gold Corp., Corriente Resources Inc., Canarc Resource Corp. and Endeavour Silver Corp.

Stephan Fitch (Director) – Mr. Fitch is a co-founder and a managing director of the London based IAG Holdings Ltd. (IAGH), a private company which specializes in international merchant banking activities. He has been involved in a broad range of international corporate finance/investment banking activities for over 27 years specializing primarily in start-up, venture capital and small-capitalized public companies. Prior to joining IAGH, Mr. Fitch was co-founder and Executive Vice President of New World Capital, Inc. New World was established in 1992 and was involved in corporate finance and investment banking activities throughout Europe and the US. Prior to joining New World, Mr. Fitch co-founded, in 1986, Somerset Partners Ltd., a Denver based partnership specializing in M & A activities. From 1984 to 1986, Mr. Fitch worked as an assistant research analyst for Cambridge Research and Management Group, a registered commodities trading advisor, based in Century City, California.

Michael Hunter (President & CEO, Proposed Director) – Mr. Hunter has more than 25 years’ experience in the coal mining sector, which includes pit operations, plant operations and coal quality analysis. He has previously founded two successful coal companies; one of which, First Coal Corporation, was purchased by Xstrata for $137M in July, 2011, and has played a leading role in assisting Canadian coal companies to raise in excess of $100 million. In 2008, Mr Hunter founded Coalhunter Mining Corporation (“CMC”) where he was instrumental in securing the rights to the Carbon Creek coal asset; which led to the Company acquiring CMC. Mr Hunter’s operational experience includes working for many years at the Luscar Sterco mine in Alberta and subsequently at Teck's Bullmoose mine in BC where he was involved in plant and pit operations, respectively. Following his employment at Bullmoose, he worked on the buy side for Canadian Dehua Trading Corporation where he developed an extensive network in China and then became active in assembling land positions and exploration activities for coal companies with an interest in Northeastern BC.

Paul Matysek (Proposed Director) – Mr. Matysek is the former CEO and Founder of Lithium One Inc. Under Mr. Matysek’s stewardship, Lithium One Inc. developed a leading lithium brine resource in Argentina and was just recently acquired by Galaxy Resources Ltd. (July 2012). Previously, Mr. Matysek was the co-founder, CEO and President of Energy Metals Corporation (“EMC”) (2005 to August 2007). Under Mr. Matysek’s stewardship, EMC, a pure uranium mining and development company, was acquired by Uranium One Inc. in a billion dollar plus transaction. He is also the former President and CEO of Potash One Inc., a Saskatchewan based potash exploration company (November 2007 to March 2011) acquired by K+S Aktiengesellschaft in March 2011 for $450 million in an all cash deal. A professional geoscientist with more than 25 years’ international experience, Mr. Matysek holds a Master of Science degree in Geology. He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held or holds senior management and/or director positions with several natural resource exploration and development companies. Mr. Matysek is currently a director of Nevada Copper Corp., Aurcana Corp. and a number of other natural resource companies.

Ryan Dunfield (Proposed Director) - Mr. Dunfield is Vice President with the Vancouver, B.C. private equity group Second City Capital Partners, and its affiliate, Gibralt Capital Corporation. Mr. Dunfield is heavily involved with the acquisition and divestiture of portfolio companies within the resource sector. Previous to Second City Capital Partners, Mr. Dunfield worked in the debt capital markets, with exposure to corporate banking, leveraged finance and loan syndications. Mr. Dunfield received a Bachelor of Economics and Finance from the University of Calgary.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

1.        Except as noted below, no proposed director is, as at the date of this Information Circular, or has been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes hereof, the term “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Paul Matysek was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources had filed the required documentation. A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as the required records were filed. Paul Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

2.	No proposed director:

(a)

is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while such person was acting in such capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver- manager or trustee appointed to hold its assets; or

(b)

has, within ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

3.	No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Board” means the board of directors of the Company;

“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer or acted in a similar capacity during the most recently completed financial year;

“closing market price” means the price at which the Company’s security was last sold, on the applicable date, in the security’s principal marketplace in Canada;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“executive officer” means an individual who is:

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function, including sales, finance or production, or

(c)	performing a policy-making function in respect of the Company;

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

“Named Executive Officers” or “NEO’s” means the following individuals:

(a)	each CEO;

(b)	each CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was, individually, more than CAD 150,000 for that financial year; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer at the end of the most recently completed financial year-end;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set forth in any formal document, where cash, securities, similar instruments or any property may be received, whether for one or more persons;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“stock appreciation right” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s securities.

Compensation Discussion and Analysis

Compensation Committee

The Board has established a Compensation Committee (“CC”), and has adopted a written charter for the CC, effective December 16, 2004. The members of the CC are Leonard Harris (Chair) and Stephan Fitch, both of whom are independent directors. Both Messrs Harris and Fitch have been previously, and are concurrently, involved with compensation matters at other companies, both public and private, of which they are directors. The overall purpose of the CC is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The responsibilities of the Compensation Committee generally include: (1) recommending human resources and compensation policies to the Board for approval and thereafter implementing such policies; (2) ensuring the Company has programs in place to attract and develop management of the highest calibre and a process to provide for the orderly succession of management; (3) assessing and reporting to the Board on the performance of the CEO; (4) reviewing the compensation of the CEO and other officers and members of the Board and making recommendations in respect thereof to the Board; (5) reviewing and approving any proposed amendments to the Company’s incentive stock options plan; and (6) making recommendations to the Board concerning stock option grants.

There is no written position description for the Chair of the CC. However, as a general statement, the Chair is responsible for setting the tone for the work of the CC, ensuring that members have the information needed to do their jobs, overseeing the logistics of the CC’s operations, reporting to the Board on the CC’s decisions and recommendations and setting the agenda for the meetings of the CC.

The CC is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and practises of the Company and its subsidiaries and administering the Company’s 2002 Incentive Stock Option Plan. With regard to the CEO, the CC is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. In consultation with the CEO, the CC makes recommendations to the Board on the framework of executive remuneration and its cost and on specific remuneration packages for each of the directors and officers other than the CEO, including recommendations regarding awards under equity compensation plans. The CC also reviews executive compensation disclosure before the Company publicly discloses the information. The CC’s decisions are typically reflected in consent resolutions.

The CC has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties (including compensation consultants and advisers), but it did not retain any such outside consultants or advisors during the financial year ended October 31, 2011.

General Compensation Strategy

The executive officers of the Company are compensated in a manner consistent with their respective contributions to the overall benefit of the Company, and in line with the criteria set out below.

At the present time, executive compensation at the Company is based on a subjective analysis by the members of the CC of information available to them regarding compensation in the junior mineral exploration industry in general, together with their own experience for similar companies, and the CC has not formulated any specific or objective performance benchmarks or goals with respect to determining executive compensation. Pursuant to the employment agreements in place for a number of executive officers, the CC is to consider, on a yearly basis and within 120 days of each fiscal year end, the performance of the executive officers during the relevant fiscal year, the rate of inflation, the performance of the Company and of its common shares, the services anticipated to be provided by the executive officers over the next fiscal year, the comparable salaries for such positions in the then current marketplace in which the Company operates, the existing and projected financial status of the Company and any other factors it determines to be relevant. In the case of a mineral exploration company such as the Company, the ability to determine and carry out generative programs based on new geological theories or concepts in previously unexplored areas, the ability to source and secure promising mineral properties and to successfully negotiate for the option, joint venture or sale, when appropriate, of the Company’s interest in its mineral properties, the ability to plan and carry out appropriate exploration and development activities on the Company’s mineral properties and raise the necessary capital to carry out such activities and otherwise maintain the Company’s ongoing activities, the ability to ensure compliance by the Company with applicable regulatory requirements and the ability to carry on business in an ethical and sustainable manner are considered by the CC to be of primary importance in assessing the performance of its executive officers.

The foregoing criteria are used to subjectively assess the appropriate compensation level for the CEO and other executive officers.

Executive Compensation Program

General

The executive compensation program formulated by the CC is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. Members of the CC informally review the proxy materials of companies they consider subjectively to be peers of the Company in the mining industry to get a sense of the compensation paid by such companies to their NEO’s and thereby the current marketplace norms for such compensation. The members of the CC use their own experience and familiarity with the industry and the activities of companies within it to determine those companies that they believe are the peers to the Company. The companies considered to be peers of the Company can vary from year to year, depending primarily upon the CC member’s subjective perceptions of the activities of companies in the industry, their respective projects and their exploration successes (or lack thereof).

The base salaries of senior management of the Company are set at levels which are considered by the members of the CC to be competitive with the base salaries paid by companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Initially, salaries and benefits (or, for those executive officers who provide their services through consulting agreements, consulting fees) are set through negotiation when an executive officer joins the Company (with direct input from the CC) and are subsequently reviewed each fiscal year to determine if adjustments are required. The Company also has an appropriate benefit program in place, including medical and dental benefits and basic life insurance, which applies to all permanent employees (full and part-time), as it believes that such a plan is an important consideration in attracting the necessary personnel.

The incentive portion of the compensation package consists primarily of the awarding of stock options and cash bonuses and is tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company. Generally, the CC believes that incentive stock options should not be granted for longer than two years, except in exceptional circumstances. The CC does not view share appreciation rights, restricted stock units, securities purchase programs or long term incentive programs (other than incentive stock options) or pension plans as appropriate components of compensation programs for junior resource companies such as the Company. Accordingly, no such elements are included in the Company’s compensation program.

In general, the CC considers that its compensation program should be relatively simple in concept, given the current stage of the Company’s development, and that its focus should be balanced between reasonable annual compensation (base salaries in line with current industry standards) and annual cash bonuses (if warranted) and longer term compensation tied to performance of the Company as a whole (incentive compensation in the form of stock options). The CC has not established a formal set of benchmarks or performance criteria to be met by the Company’s NEO’s, rather, the members of the CC use their own subjective assessments of the success (or otherwise) of the Company, both absolutely or in relation to companies they consider to be its peers, to determine, collectively, whether or not the NEO’s are successfully achieving the Company business plan and strategy and whether they have over, or under, performed in that regard. The CC has not established any set or formal formula for determining NEO compensation, either as to the amount thereof or the specific mix of compensation elements, and compensation, and adjustments thereto, are set through informal discussions at the CC level.

At this time, neither the CC nor the Board as a whole has considered the implications of the risks associated with the Company’s compensation policies and practices. At this time, the Company does not prohibit NEO’s or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Base Salaries

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company, within what the CC considers to be competitive industry ranges. The CC, in consultation with the CEO, makes recommendations to the Board regarding the base salaries and bonuses (if any) for senior management and employees of the Company other than the CEO. The CC is responsible for recommending the salary level of the CEO to the Board for approval (which must be by a vote of a majority of the independent directors). During the most recently completed fiscal year, based upon the CC’s assessment of the performance of the Company’s NEO’s in line with the factors noted above, the CC did not recommend any adjustment to the existing salaries for any executive officer.

Bonuses

The CEO presents recommendations to the CC with respect to bonuses (if any) to be awarded to the members of senior management (including himself) and to the other employees of the Company (if any). The CC subjectively evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company (utilizing the overall subjective assessment process described above, as opposed to any specific formula). The CC then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board. During the fiscal year ended October 31, 2011, based on the overall performance of the Company, and the significant efforts of a number of members of senior management in connection with the negotiation and successful acquisition of Cardero Coal Ltd. (formerly Coalhunter Mining Corporation) (“Cardero Coal”), the CC recommended, and the Board approved, the payment of both a regular annual bonus, and a special bonus related to such acquisition, to the Company’s NEO’s. For information on bonuses awarded to NEO’s during the fiscal year ended October 31, 2011, see information under “Summary Compensation Table” set out below.

2002 Incentive Stock Option Plan (the “Plan”)

The Plan is administered by the CC, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers, directors and consultants of the Company and subsidiaries of the Company. Grants of options under the Plan are proposed/recommended by the CEO, and reviewed by the CC. The CC can approve, modify or reject any proposed grants, in whole or in part. In general, the allocation of available options among the eligible participants in the Plan is on an ad hoc basis, and there is no set formula for allocating available options, nor is there any fixed benchmark or performance criteria to be achieved in order to receive an award of options. The timing of the grants of options is determined by the CC, and there is no regular interval for the awarding of option grants. In general, a higher level of responsibility will attract a larger grant of options. Because the number of options available is limited, in general, the CC aims to have individuals at what it considers to be the same levels of responsibility holding equivalent numbers of options, with additional grants being allocated for individuals who the CC believes are in a position to more directly affect the success or the Company through their efforts. The CC looks at the overall number of options held by an individual (including the exercise price and remaining term of existing options and whether any previously granted options have expired out of the money or were exercised) and takes such information into consideration when reviewing proposed new grants. After considering the CEO’s recommendations and the foregoing factors, the resulting proposed option grant (if any) is then submitted to the Board for approval. During the fiscal year ended October 31, 2011, the CC approved all recommendations for the grant of incentive stock options proposed by the CEO (of which an aggregate of 312,500 (31.25%) were granted to NEO’s and no options were granted to directors who are not NEO’s) (numbers do not include options issued in connection with the exchange of Cardero Coal incentive options on the acquisition of Cardero Coal on June 1, 2011).

A brief description of the Plan is as follows:

1.

Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the Plan) of the Company and its Affiliates who are, in the opinion of the CC, in a position to contribute to the success of the Company or any of its Affiliates.

2.

The aggregate number of common shares that may be made issuable pursuant to options granted under the Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the shares of the Company issued and outstanding at the time of a particular grant. For greater certainty, in the event options are exercised, expire or otherwise terminate, the Company may grant an equivalent number of new options under the Plan and the Company may continue to grant additional options under the Plan as its issued capital increases, even after the Plan has received regulatory and shareholder approval.

3.

The number of shares subject to each option will be determined by the CC at the time of grant, provided that the aggregate number of shares reserved for issuance pursuant to options granted under the Plan or other share compensation arrangements of the Company for issuance to:

	(a)	insiders may not exceed 10% of the issued shares of the Company; and

	(b)	insiders within a one year period may not exceed 10% of the issued shares of the Company,

in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time. Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.	The exercise price of an option will be set by the CC in their discretion, but such price will not be less than the greater of:

	(a)	the closing price of the Company’s common shares on the TSX on the day prior to the option grant; and

(b)

the “volume weighted average trading price” (calculated by dividing the total value by the total volume of common shares traded on the TSX during the relevant period) of the common shares on the TSX for the five trading days immediately before the date of grant.

5.

Options may be exercisable for a period of up to ten years from the date of grant. The Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.

Under the Plan, notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the CC to take into account any blackout period imposed on the optionee by the Company. If the expiry date falls within a blackout period, then the expiry date will be the close of business on the 10th business day after the end of such blackout period. Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.

The Plan does not provide for any specific vesting periods. The CC may determine when any option will become exercisable and any applicable vesting periods, and may determine that an option shall be exercisable in instalments.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board has the right to accelerate the date on which any option becomes exercisable and may, if permitted by applicable legislation, permit an option to be exercised conditional upon the tendering of the common shares thereby issued to such bid and the completion of, and consequent taking up of such common shares under, such bid or going private transaction.

9.	Options are non-assignable, and may, during his/her lifetime, only be exercised by the optionee.

10.	The exercise price per optioned share under an option may be reduced, at the discretion of the CC, if:

	(a)	at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

	(b)	disinterested shareholder approval is obtained for any reduction in the exercise price under an option held by an insider of the Company.

11.	The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.	The present policy of the Board is not to transform an option granted under the Plan into a stock appreciation right.

13.

If there is any change in the number of common shares of the Company outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the common shares, the number of shares available under either the Plan, the shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

14.

The Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the Plan or any option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted under the Plan will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

	(b)	make amendments of an administrative nature;

	(c)	change vesting provisions of an option or the Plan;

	(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

	(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are accepted for filing by the TSX.

Any other amendments to the Plan will require approval of the shareholders.

On August 17, 2012, the Plan was terminated (it was set to expire on November 28, 2012) and replaced, subject to TSX acceptance (conditional acceptance obtained August 20, 2012) and shareholder approval, by a new incentive stock option plan. For details and a description of the 2012 incentive stock option plan, please see “Particulars of Matters to be Acted Upon – Approval of New 2012 Incentive Stock Option Plan”.

Performance Graph

The following chart compares the total cumulative shareholder return on CAD 100 invested in common shares of the Company on October 31, 2006 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years:

	2007	2008	2009	2010	2011
Cardero Resource Corp	96	83	63	63	55
S&P/TSX Composite	118	79	88	103	99

As can be seen from the foregoing graph, during the fiscal year ended October 31, 2011, the Company’s cumulative return continued to be materially less than the performance of the S&P/TSX Composite Index. This trend is a factor for the CC determining not to increase the base salaries paid to the Company’s NEO’s. However, in the view of the CC, the Company’s NEO’s have, through their efforts, not only allowed the Company to acquire a significant asset (the Carbon Creek Metallurgical Coal property, obtained through the acquisition of Cardero Coal on June 1, 2011) that has become the Company’s flagship asset, but have also, through careful and prudent investment policies, allowed the Company to continue to operate and pursue its business without significant dilution to the shareholders since early 2008, and the fact that the market does not appear to have recognized such achievements (as reflected in a stagnant share price) does not detract from management’s performance in this regard. It is worth noting that the compensation paid to the Company’s NEO’s has remained essentially flat over the past few years and that, until the two most recent fiscal years, no bonuses have been paid.

Option Based Awards

See discussion under “2002 Incentive Stock Option Plan” under “Compensation Analysis and Discussion” above.

Summary Compensation Table

During the financial year ended October 31, 2011, the Company had six NEO’s, being Hendrik Van Alphen (former President and CEO), Michael Hunter (current President and CEO), Michael W. Kinley (Chief Financial Officer), Lawrence W. Talbot (Vice-President and General Counsel), Keith Henderson (Executive Vice-President and former Vice-President, Exploration) and Mark Cruise (former Vice-President, Business Development).

The following table is a summary of the compensation paid to the NEO’s during the three (3) most recently completed financial years that ended after December 31, 2008:

Name and Principal Position	Fiscal Year(1)	Salary (CAD)	Share- based Awards (CAD)	Option based Awards (CAD)(2)	Non-equity incentive Plan Compensation		Pension Value	All other compensation (CAD)	Total Compensation (CAD)
					Annual incentive plans	Long- term incentive plans
Hendrik Van Alphen(3) Former President & CEO	2011 2010 2009	180,000 180,000 180,000	nil nil nil	98,375 280,908 143,376	280,000(4) 430,000 Nil	nil nil nil	nil nil nil	nil nil nil	558,375 890,908 323,376
Michael Hunter(3) President & CEO	2011 2010 2009	33,333 n/a n/a	nil n/a n/a	1,060,079(10) n/a n/a	35,000(4) n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	1,128,412 n/a n/a
Michael W. Kinley(5) CFO	2011 2010 2009	n/a n/a n/a	nil nil nil	nil 21,676 130,608	25,000(4) 30,000 Nil	nil nil nil	nil nil nil	90,000(6) 90,000(6) 90,000(6)	115,000 141,676 220,608
Lawrence W. Talbot Vice-President & General Counsel	2011 2010 2009	100,000 100,000 100,000	nil nil nil	60,538 95,209 48,978	200,000(4) 350,000 Nil	nil nil nil	nil nil nil	82,500(7) 87,056(7) 136,426(7)	443,038 632,265 285,405
Keith Henderson Executive Vice- President	2011 2010 2009	82,500 82,500 100,937(8)	nil nil nil	134,399(11) 117,555 16,326	187,500(4) 100,000 Nil	nil nil nil	nil nil nil	nil nil nil	404,366 300,055 117,263
Mark Cruise(9) Former Vice- President, Business Development	2011 2010 2009	50,000 60,000 62,070	nil nil nil	90,807 58,195 144,084	50,000(4) 100,000 nil	nil nil nil	nil nil nil	nil nil nil	190,807 218,195 206,154

(1)	Fiscal years ended October 31.

(2)	Fair value of incentive stock option grants calculated using the Black-Scholes model based on the following assumptions:

- for the fiscal year ended October 31, 2011:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
January 28, 2011	1.34%	2 years	59.03%	-
June 1, 2011	1.45%	2 years	49.89%	-

- for the fiscal year ended October 31, 2010

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
December 1, 2009	1.13%	2 years	91.01%	-
February 2, 2010	1.33%	2 years	88.13%	-
July 27, 2010	1.6%	2 years	66.85%	-
August 11, 2010	1.34%	2 years	66.76%	-

The Company believes that the Black-Scholes model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non-transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares are sold at a profit, it has no value that can be realized by the holder. Many option grants expire unexercised and out-of-the-money.

(3)

Mr. Van Alphen resigned as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011. Mr. Hunter was appointed as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011.

(4)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2011. A portion of these amounts reflect a discretionary regular annual bonus, in an amount equal to their base salaries for Messrs. Van Alphen and Talbot, CAD 60,000 for Mr. Henderson and CAD 50,000 for Mr. Cruise, plus a special bonus in recognition of the efforts expended in the negotiation and completion of the acquisition of Cardero Coal to each of Messrs. Van Alphen, Talbot and Henderson in the amount of CAD 100,000 each. Mr. Hunter also received a bonus of $35,000, and Mr. Henderson also received a bonus of $27,500, from Cardero Coal in connection with the successful conclusion of the transaction with the Company.

(5)	Mr. Kinley resigned as CFO of the Company subsequent to year end.

(6)	These amounts were paid for financial consulting services provided by Winslow Associates Management and Communications Inc., a private company wholly owned by Mr. Kinley.

(7)

The Company pays Mr. Talbot an annual salary of CAD 100,000 in his position as Vice-President & General Counsel. In addition, the Company entered into a retainer agreement dated July 1, 2006 with Lawrence W. Talbot Law Corporation (“LWTLC”), a law firm in which Mr. Talbot is a shareholder, pursuant to which LWTLC agreed to provide legal services to the Company. Pursuant to the retainer agreement, the Company agreed to pay LWTLC a minimum annual retainer of CAD 100,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). On May 1, 2007, the July 1, 2006 retainer agreement was replaced with a new retainer agreement, which is the same as the previous retainer agreement in all material respects, except that the minimum annual retainer was reduced to CAD 82,500. During the fiscal year ended October 31, 2011, the Company paid LWTLC CAD 82,500 for legal services (including fees, disbursements and taxes) (2010 – 87,056).

(8)	This amount includes CAD 18,437 in holiday pay owing from the fiscal year ended October 31, 2008.

(9)	Mr. Cruise resigned as Vice-President, Business Development of the Company effective August 31, 2011.

(10)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Hunter, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(11)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Henderson, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

Incentive Plan Awards

Outstanding Share-based Awards and Option Based Awards

The following table provides disclosure with respect to all share-based and option-based awards held by each NEO outstanding as at October 31, 2011, being the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in-the- money options (CAD)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD)	Market or payout value of vested share- based awards not paid out or distributed (CAD)
Hendrik Van Alphen	50,000	1.30	September 11, 2011(1)	Nil	N/A	N/A	N/A
(former President and CEO)	200,000	1.41	February 12, 2012	Nil
	375,000	1.16	August 11, 2012	Nil
	162,500	1.84	January 28, 2013	Nil
Michael Hunter	200,000	0.0625	June 1, 2013(3)	203,500
(President and CEO)	80,000	0.1625	June 1, 2013(3)	73,400	N/A	N/A	N/A
	220,000	0.3125	June 1, 2013 (3)	168,850
	260,000	0.3750	June 1, 2013(3)	183,300
	96,000	0.4375	June 1, 2013(3)	61,680
Michael Kinley	200,000	1.30	September 11, 2011(1)	Nil	N/A	N/A	N/A
(CFO)
Lawrence W. Talbot	75,000	1.30	September 11, 2011(1)	Nil	N/A	N/A	N/A
(Vice-President & General Counsel)	250,000	1.16	August 11, 2012	Nil
	100,000	1.84	January 28, 2013	Nil
Keith Henderson	25,000	1.30	September 11, 2011(1)	Nil	N/A	N/A	N/A
(Executive Vice- President)	80,000	1.31	December 1, 2011	Nil
	50,000	1.16	July 27, 2012	Nil
	100,000	1.16	August 11, 2012	Nil
	80,000	0.3750	June 1, 2013(3)	56,400
	40,000	0.4375	June 1, 2013(3)	25,700
Mark Cruise	25,000	1.30	September 11, 2011(1)	Nil	N/A	N/A	N/A
(former Vice- President, Business	80,000	1.31	December 1, 2011	Nil
Development)	150,000	1.84	January 28, 2013	Nil

(1)

These options were set to expire on September 11, 2011, but were, in accordance with the provisions of the Plan, extended to November 4, 2011 as a consequence of the imposition of a trading blackout by the Company over this period.

(2)

Value using the closing market price of common shares of the Company on the TSX on October 31, 2011, being the last trading day for the Company’s common shares for the financial year, of CAD 1.08 per share, less the exercise price per share.

(3)	Options acquired in connection with the completion of the acquisition of Cardero Coal in exchange for existing incentive stock options in Cardero Coal held by Messrs. Hunter and Henderson.

Incentive Plan Awards – Value Vested or earned During the Year

The following table sets forth the aggregate dollar value that would have been realized if the incentive stock options granted during the most recently completed fiscal year had been exercised on the vesting date. As all incentive stock options (other than those issued in connection with the acquisition of Cardero Coal) vest immediately upon granting, the vesting date is the same as the grant date. For the options issued in exchange for existing Cardero Coal options upon the completion of the acquisition of Cardero Coal on June 1, 2011, such options vest as to 25% on December 1, 2011, 25% on June 1, 2012 and the balance on December 1, 2012.

Name	Option-based awards – Value vested during the year (CAD)	Share-based awards – Value vested during the year (CAD)	Non-equity incentive plan compensation – Value earned during the year (CAD)
Hendrik Van Alphen (former President and CEO)(1)	nil	nil	nil
Michael Hunter(2) (President and CEO)	nil	nil	nil
Michael Kinley (CFO)(1)	nil	nil	nil
Lawrence W. Talbot (Vice-President & General Counsel)(1)	nil	nil	nil
Keith Henderson (Executive Vice- President)(2)	nil	nil	nil
Mark Cruise (former Vice-President, Business Development)(1)	nil	nil	nil

(1)

Value based upon the difference between the closing market price of the common shares on the TSX on the vesting date (being the grant date), and the exercise price of the incentive stock options, on an aggregated basis. The market price on January 28, 2011 was CAD 1.83.

(2)

The options issued to Mr. Hunter and Mr. Henderson are those issued to them in exchange for their existing Cardero Coal options upon the completion of the acquisition of Cardero Coal on June 1, 2011. None of these options vested during the fiscal year ended October 31, 2011.

Information with respect to the Plan is provided under “2002 Incentive Stock Option Plan” under “Compensation Analysis and Discussion” above.

Pension Plan Benefits

The Company does not operate any pension plans or provide any retirement benefits for its directors, officers or employees.

Termination and Change of Control Benefits

The Company has no plans or arrangements in respect of remuneration received or that may be received by a NEO in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, except as follows:

1.        The Company has entered into an agreement dated January 1, 2009 with Hendrik Van Alphen, pursuant to which Mr. Van Alphen will continue to be employed by the Company as its Managing Director on a part-time basis (75% of his working time) at a salary of CAD 180,000/year. The Company paid Mr. Van Alphen CAD 180,000 (2010 – CAD 180,000) during the fiscal year ended October 31, 2011. Pursuant to such employment agreement, Mr. Van Alphen is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows:

In the event of the occurrence of any of the following events:

  a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

  the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Van Alphen may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 120 days after the occurrence of such event, resign from employment with the Company. In such event, he is then entitled to receive an amount equal to one and one-half times an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to reimbursement of outplacement and financial counselling services up to CAD 50,000 and a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

2.        The Company has entered into an agreement dated July 1, 2006 with Lawrence W. Talbot, pursuant to which Mr. Talbot will be employed by the Company as its Vice-President and General Counsel on a part-time basis (approximately 34 hours/month) at a salary of CAD 100,000/year. The Company paid Mr. Talbot CAD 100,000 (2010 – CAD 100,000) during the fiscal year ended October 31, 2011. Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows:

In the event of the occurrence of any of the following events:

  a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

  the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Talbot may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 90 days after the occurrence of such event, resign from employment with the Company. In such event, he is then entitled to receive an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

If the change of control provisions for Messrs. Van Alphen and Talbot had been triggered as at October 31, 2011, then the amounts which would be payable to each of such NEO’s would have been, for Mr. Van Alphen, CAD 690,000 and, for Mr. Talbot, CAD 300,000. These amounts assume no vacation pay is owing and do not include the costs of the up to one year’s employee benefits to which such NEO would become entitled (estimated at approximately CAD 10,000 per NEO), nor does Mr. Van Alphen’s amount include the up to CAD 50,000 in potential reimbursement for outplacement and financial counselling services.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided to the directors who are not NEO’s for the Company’s most recently completed financial year.

Name	Fees earned (CAD)	Share- based awards (CAD)	Option-based awards (CAD)	Non-equity incentive plan compensation (CAD)	Pension value (CAD)	All other compensation (CAD)	Total (CAD)
Murray Hitzman	27,500	nil	nil	nil	nil	nil	27,500
Stephan Fitch	28,500	nil	nil	nil	nil	nil	28,500
Leonard Harris	29,000	nil	nil	nil	nil	nil	29,000

Narrative Discussion

Except as noted in this section, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended October 31, 2011.

Except as noted in this section, none of the Company’s current directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year (other than through the grant of incentive stock options).

Effective June 1, 2008, the CC recommended, and the Board approved, the payment of annual retainer and meeting fees to the independent directors of the Company, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability. Independent directors (in this case the directors other than Mr. Van Alphen and Mr. Talbot) receive a monthly retainer fee of CAD 2,000 (CAD 24,000 per annum), plus an additional fee of CAD 500 per Board or Board committee meeting attended in person or by conference telephone. There is no additional compensation paid with respect to committee membership. In addition, the Company reimburses directors for their out-of-pocket costs incurred in attending Board or Board committee meetings. Effective October 1, 2011, the CC recommended, and the Board approved, an increase in the monthly retainer fee for the independent directors from CAD 2,000 to CAD 4,000. No change was made to the per meeting fee.

Incentive Plan Awards

Outstanding Share-based Awards and Option Based Awards

The following table provides disclosure with respect to all share-based and option-based awards held by each director outstanding as at October 31, 2011, being the end of the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD)	Option expiration date	Value of unexercised in- the-money options (CAD)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD)
Leonard Harris	100,000 150,000	1.30 1.16	September 11, 2011 (1) August 11, 2012 (1)	Nil Nil	N/A	N/A
Murray Hitzman	50,000 200,000	1.30 1.16	September 11, 2011 (1) July 27, 2012	Nil Nil	N/A	N/A
Stephan Fitch	100,000 160,000	1.30 1.16	September 11, 2011 (1) July 27, 2012	Nil Nil	N/A	N/A

(1)

These options were set to expire on September 11, 2011, but were, in accordance with the provisions of the Plan, extended to November 4, 2011 as a consequence of the imposition of a trading blackout by the Company over this period.

(2)

Value using the closing market price of common shares of the Company on the TSX on October 31, 2011, being the last trading day of the Company’s common shares for the financial year, of CAD 1.08 per share, less the exercise price per share.

Incentive Plan Awards – Value Vested or earned During the Year

No incentive stock options were granted to or vested in directors who are not NEO’s during the fiscal year ended October 31, 2011, consequently, no value in respect thereof was recognized by any of them.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor, in their Annual Information Form. This information with respect to the Company is provided in Item 16 and Schedule “A” of the Company’s 2012 Annual Information Form dated January 26, 2012.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires full and complete annual disclosure of an issuer’s corporate governance practices in Form 58-101F1. The Company’s approach to corporate governance, with reference to the Corporate Governance Guidelines contained in National Policy 58-201, is provided in Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Table of Equity Compensation Plan Information

The following table provides information regarding the Company’s equity compensation plans which were in effect during the past financial year:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity Compensation Plans Approved By Shareholders(2)	7,574,143	CAD 1.05	731,267
Equity Compensation Plans Not Approved By Shareholders(1)	None	N/A	N/A
Total(1) :	7,574,143	N/A	731,267

(1)	As at October 31, 2011, being the Company’s last completed financial year.
(2)	The only equity compensation plan of the Company as at October 31, 2011 was the 2002 Incentive Stock Option Plan.

Incentive Stock Option Plan

On November 28, 2002, the Company adopted a “rolling” stock option plan reserving a maximum of 10% of the issued common shares of the Company at the time of any stock option grant. The 2002 incentive stock option plan was subsequently amended on September 17, 2003 to conform to the then current policies of the TSX Venture Exchange and on August 4, 2006 to comply with the current policies of the TSX as required upon the listing of the common shares of the TSX on July 5, 2006. The 2002 incentive stock option plan, as amended, was accepted for filing by the TSX upon the listing of the common shares on the TSX. On February 24, 2009, the Board amended the Plan to comply with the policies of the TSX regarding the ability of the Board to make certain amendments to the Plan without the requirements for shareholder approval and to provide for the automatic extension of the term of an option should it expire during a trading blackout period imposed by the Company. The Plan, as amended, was approved by the shareholders at the 2009 annual general meeting held March 26, 2009. For details of the Plan, see “Compensation Discussion and Analysis – Executive Compensation Program – 2002 Incentive Stock Option Plan”. The Plan has been replaced by a new 2012 incentive stock option plan, the approval of which will be sought at the Meeting. See “Particulars of Matters to be Acted Upon – Approval of 2012 Incentive Stock Option Plan”.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended October 31, 2011, was any director, executive officer, employee, proposed management nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed management nominee of the Company, or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular or set forth below, no informed person of the Company, proposed director of the Company, or any associate of affiliate of any informed person or proposed director has had any material interest, direct or indirect, in:

(a)	any transaction since November 1, 2010 (being the commencement of the Company’s last completed financial year); or

(b)	any proposed transaction,

which materially affected or would materially affect the Company or any of its subsidiaries.

As defined in National Instrument 51-102, “informed person” means:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

On November 29, 2011, the Company completed a non-brokered private placement of 8,029,750 units (“Units”) at a price of CAD 0.95 per Unit to raise gross proceeds of CAD 7,628,262.50 (the “Placement”). Each Unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at a price of CAD 1.25 per share at any time until November 29, 2012. The following informed persons and director nominee participated in the Placement:

Name	Position	No. of Units
Hendrik Van Alphen	Managing Director	580,000
Lawrence W. Talbot	Director, Vice-President & General Counsel	105,000

Michael Hunter	CEO and President	211,000
Keith Henderson	Executive Vice-President	121,000
Blaine Bailey	CFO	21,000
Paul Matysek	Director Nominee	210,500
TOTAL:		1,248,500

The foregoing informed persons participated in the Placement upon terms and conditions identical to those upon which arm’s length third parties participated.

APPOINTMENT OF AUDITOR

Change of Auditor

Effective July 4, 2012, at the request of the Company, Smythe Ratcliffe LLP, Chartered Accountants, resigned as the auditors of the Company, and PricewaterhouseCoopers LLP were appointed to fill the vacancy in the position as auditors of the Company. PricewaterhouseCoopers LLP are therefore the current auditors of the Company. There were no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of NI 51-102, the Company filed a reporting package on SEDAR under the Company’s profile. The reporting package, which consisted of the following, is attached as Schedule “B” to this Information Circular:

(i)	Change of Auditor Notice;
(ii)	letter from Smythe Ratcliffe LLP as former auditor; and
(iii)	letter from PricewaterhouseCoopers LLP as successor auditor.

Appointment of Auditor

Management proposes to nominate PricewaterhouseCoopers LLP as the Company’s auditors for the ensuing year. PricewaterhouseCoopers LLP has been the auditors of the Company since July 4, 2012.

Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company for the financial year ending October 31, 2012 and to authorize the directors to fix the auditors’ remuneration.

MANAGEMENT CONTRACTS

The management functions of the Company are primarily performed by the executive officers of the Company, and not to any substantial degree by any other person with whom the Company has contracted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of New 2012 Incentive Stock Option Plan

Background

On November 28, 2002, the Company adopted a “rolling” stock option plan reserving, for the grant of incentive stock options, a maximum number of common shares equal to 10% of the issued common shares at the time of any stock option grant. The 2002 incentive stock option plan was subsequently amended on September 17, 2003 to conform to the then current policies of the TSX Venture Exchange and on August 4, 2006 to comply with the then current policies of the TSX as required upon the listing of the common shares of the TSX on July 5, 2006. The 2002 incentive stock option plan, as amended (the “Existing Plan”), was accepted for filing by the TSX upon the listing of the common shares on the TSX. In accordance with TSX policies, the Existing Plan is required to be re-approved by the shareholders every three years, with the last of such approvals being obtained on March 26, 2009.

The Existing Plan expires, in accordance with its terms, on November 28, 2012, subject to earlier termination by the Board. On August 17, 2012, the Board resolved to terminate the Existing Plan and to adopt a new incentive stock option plan (the “2012 Plan”), both effective on that date, subject to the acceptance for filing of the 2012 Plan by the TSX and the approval of the 2012 Plan by the Company’s shareholders. The 2012 Plan has the same term (10 years) as the Existing Plan, and is substantially similar to the Existing Plan, although it has been revised in order to, among other things, incorporate certain new provisions in the TSX rules in relation to share compensation plans and provisions with respect to the withholding of tax on the exercise of options, as well as a general updating.

Specifically, the changes in the 2012 Plan reflect:

(a)        the fact that the TSX has updated its policies with respect to amendments to security-based compensation plans and no longer permits the Board to have broad discretion with respect to amendments. Security-based compensation plans must now specifically state when the Board or responsible committee of the Board will be permitted to make amendments to the plan without first obtaining shareholder approval. The broad, discretionary language respecting amendments that was formerly contained in the Existing Plan has now been removed and replaced with a list of specific amendments that are permitted, as well as a specific list of the amendments that require shareholder approval, including:

(i)	the extension of the term of an option (whether held by an insider or not),

(ii)	the re-pricing of an option (including any cancellation and re-grant), whether held by an insider or not,

(iii)	changes to the persons who qualify as eligible to receive options under the 2012 Plan, and

(iv)	changes to the transferability of options granted under the 2012 Plan;

(b)        updated language in section 5 to provide clarity as to the maximum number of common shares issuable under the 2012 Plan, both generally and to insiders;

(c)        revisions to section 15 regarding income tax withholding to include more extensive language that further clarifies the Company’s powers in order to meet its withholding obligations;

(d)        general revisions to certain sections (including the definition section and sections 5, 6, 7 and 8) to remove reference to requirements of the TSX Venture Exchange in the Existing Plan that are no longer applicable;

(e)        that the language with respect to the discretion of the Board or applicable committee of the Board to amend or modify options in section 3 has been deleted as this is now captured in section 16 of the 2012 Plan; and

(f)        the general updating of the 2012 Plan to reflect changes in legislation and to correct typographical errors.

A copy of the 2012 Plan is attached as Schedule “C” to this Information Circular. The 2012 Plan will be submitted to the shareholders at the Meeting for approval.

Purpose of the 2012 Plan

The 2012 Plan is intended as an incentive to enable the Company to attract and retain qualified directors, officers, employees and consultants of the Company and its affiliates, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

General Description of the 2012 Plan

The 2012 Plan is administered by the Compensation Committee of the Board (“CC”). Options are granted by the Board based upon the recommendations of the CC. The following is a brief description of the 2012 Plan, which description is qualified in its entirety by the 2012 Plan:

1.

Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the 2012 Plan) of the Company and its affiliates who are, in the opinion of the CC, in a position to contribute to the success of the Company or any of its affiliates.

2.

The aggregate number of common shares that may be made issuable pursuant to options granted under the 2012 Plan at any particular time (together with those common shares which may be issued pursuant to any other security-based compensation plan(s) of the Company or any other option(s) for services granted by the Company at such time), unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the common shares issued and outstanding at such time. For greater certainty, in the event options are exercised, expire or otherwise terminate, the Company may (subject to such 10% limit) grant an equivalent number of new options under the 2012 Plan and the Company may (subject to such 10% limit) continue to grant additional options under the 2012 Plan as its issued capital increases, even after the 2012 Plan has received regulatory acceptance and shareholder approval.

3.	The number of common shares subject to each option will be determined by the Board at the time of grant (based upon the recommendations of the CC), provided that:

(a)

the maximum aggregate number of common shares reserved for issuance pursuant to options granted under the 2012 Plan and any other share compensation arrangements of the Company for issuance to insiders at any particular time may not exceed 10% of the issued common shares at such time; and

(b)

the number of common shares issued to Insiders pursuant to the 2012 Plan (together with any common shares issued to insiders pursuant to any other share compensation arrangements of the Company) within a twelve (12) month period may not exceed ten (10%) of the issued and outstanding number of common shares.

Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.	The exercise price of an option will be set by the CC in its discretion, but such price shall be not less than the greater of:

(a)

the “volume weighted average trading price” - calculated by dividing the total value by the total volume of common shares traded on the TSX during the relevant period - of the common shares on the TSX for the five trading days immediately prior to the date of grant); and

(b) the closing price of the common shares on the TSX on the day prior to the option grant.

5.

Options may be exercisable for a period of up to ten years from the date of grant. The 2012 Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee (for whatever reason) or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.

Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted, without being subject to the discretion of the Board or the CC, to take into account any blackout period imposed on the optionee by the Company. If the expiry date falls within a blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period. Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.

The 2012 Plan does not provide for any specific vesting periods. The CC may, at the time of grant of an option, determine when that option will become exercisable and any applicable vesting periods, and may determine that that option will be exercisable in installments.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board has the right to accelerate the date on which any option becomes exercisable and may, if permitted by applicable legislation, permit an option to be exercised conditional upon the tendering of the common shares thereby issued to such bid and the completion of, and consequent taking up of such common shares under, such bid or going private transaction.

9.	Options are non-assignable, and may, during his/her lifetime, only be exercised by the optionee.

10.	The exercise price per optioned share under an option may be reduced, at the discretion of the Board (upon the recommendation of the CC), if:

(a) at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

(b) shareholder approval is obtained, including disinterested shareholder approval if required by the TSX.

11.	The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.	The present policy of the Board is not to transform an option granted under the 2012 Plan into a stock appreciation right.

13.

If there is any change in the number of common shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the common shares, the number of shares available under the 2012 Plan, the shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

14.

The 2012 Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the 2012 Plan or any option granted under the 2012 Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted under the 2012 Plan will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	correct any defect, supply any omission or reconcile any inconsistency in the 2012 Plan, any option or option agreement;

(d)	change vesting provisions of an option or the 2012 Plan;

(e)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(f)	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of options;

(g)	make any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company;

(h)	add or change provisions relating to any form of financial assistance provided by the Company to participants under the 2012 Plan that would facilitate the purchase of securities under the 2012 Plan;

provided that shareholder approval shall be obtained for any amendment that results in:

(i)	an increase in the common shares issuable under options granted pursuant to the 2012 Plan;

(j)	a change in the persons who qualify as participants eligible to participate under the 2012 Plan;

(k)	a reduction in the exercise price of an option;

(l)	the cancellation and reissuance of any option;

(m)	the extension of the term of an option;

(n)	a change in the insider participation limit contained in subsection 5.1(b);

(o)	options becoming transferable or assignable other than for the purposes described in section 10; and

(p)	a change in the amendment provisions contained in section 16.

The 2012 Plan has been accepted for filing by the TSX, subject to the approval thereof by the shareholders at the Meeting and the filing of the usual documentation.

Outstanding Options

As at August 17, 2012, there were incentive stock options outstanding under the Existing Plan to purchase an aggregate of 6,341,143 common shares, representing 68.29% of the available options, and 6.82% of the issued capital, as at that date, all of which would be governed by the 2012 Plan (assuming approval of the 2012 Plan at the Meeting). As at August 17, 2012, a total of 9,285,345 options (representing 10% of the outstanding capital as at that date) are permitted to be granted under the 2012 Plan (if the 2012 Plan is approved by the shareholders), and therefore an additional 2,944,202 options (representing 3.17% of the outstanding capital as at that date) are available for grant under the 2012 Plan as at that date. There were no amendments to the terms of any previously granted options during the financial year ended October 31, 2011.

Shareholder Approval

The shareholders of the Company will be asked to pass the following ordinary resolution, in substantially the following form, approving the 2012 Plan:

Required Approval of 2012 Incentive Stock Option Plan

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the 2012 incentive stock option plan (“2012 Plan”) of the Company be and is hereby approved, ratified and confirmed;

2.

the Company be and is hereby authorized to grant stock options pursuant to the terms and conditions of the 2012 Plan equal in number up to an aggregate fixed percentage of 10% of the issued capital of the Company at the time of grant of any stock option from time to time, and all unallocated stock options issuable pursuant to the 2012 Plan be and are hereby specifically authorized and approved until September 13, 2015;

3.	the 2012 Plan shall become effective as of August 17, 2012 and shall require re-approval by the shareholders on or before September 13, 2015 in order to remain effective past that date;

4.

on the effective date, the 2012 Plan shall replace the existing 2002 incentive stock option plan (“Existing Plan”) and all outstanding stock options granted under the Existing Plan shall be rolled over into and be subject to the terms and conditions of the 2012 Plan; and

5.

the directors of the Company are hereby authorized to make such amendments to the 2012 Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the 2012 Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the 2012 Plan without the approval of or further authority from the shareholders of the Company, but only as specifically permitted in the 2012 Plan.

The Board considers that the ability to grant incentive stock options is an important component of its compensation strategy and is necessary to enable the Company to compete for and attract and retain qualified directors, officers, employees and consultants in the industry in which the Company operates.

The Board therefore recommends that shareholders vote “For” the resolution approving the Company’s 2012 Incentive Stock Option Plan. If the 2012 Plan is not approved by the shareholders, existing options will not be affected, but the Company will not be entitled to grant additional options, and exercised, expired or terminated options will not be available for re-grant.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Cardero Resource Corp.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s Annual Information Form dated January 26, 2012 and financial statements and related management discussion and analysis for the fiscal year ended October 31, 2011 by contacting the Vice-President and General Counsel of the Company by mail at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of Directors of the Company (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines that apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 (“NI 58-101”) mandates disclosure of corporate governance practices for non-Venture Issuers in Form 58-101F1, which disclosure is set out below.

Board of Directors

The Board is currently composed of five (5) directors, of whom two (2) are members of management and therefore not independent, and three (3) are independent. It is proposed to increase the size of the board to six (6) at the Meeting. Three (3) of the proposed nominees for election as a director at the Meeting are current directors of the Company and three (3) are not currently directors. One (1) non-director proposed nominee is the President and CEO of the Company, and two (2) will be independent outside directors. NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of a company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment. Of the proposed nominees, two (2), being Hendrik Van Alphen (Managing Director) and Michael Hunter (President and CEO), are “inside” or management directors and, accordingly are not considered by the Board to be “independent”. The remaining four (4) proposed nominees, being Stephan Fitch, Leonard Harris, Paul Matysek and Ryan Dunfield (of whom two (2), being Stephan Fitch and Leonard Harris, are currently directors) are each considered by the Board to be “independent”, within the meaning of NI 52-110. Thus, assuming that all the proposed nominees are elected as directors, the Board will continue to be composed of a majority of independent directors.

In assessing Form 58-101F1 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors, including discussions with each director and a review of the resumes of the directors and the corporate relationships and other directorships held by each of them.

The current directors of the Company, and the nominees for election as a director, are directors of the following other reporting issuers (as at August 17, 2012):

Name of	Other Reporting Issuers	Canadian Exchange
Director/Nominee

Lawrence W. Talbot	Remstar Resources Ltd.	TSXV
Director	Balmoral Resources Ltd.	TSXV
	Minaurum Gold Inc.	TSXV
	Pedro Resources Ltd.	NEX

Hendrik Van Alphen	Wealth Minerals Ltd.	TSXV

Name of	Other Reporting Issuers	Canadian Exchange
Director/Nominee
Director	Ethos Capital Corp.	TSXV
	Balmoral Resources Ltd.	TSXV
	Indico Resources Ltd.	TSXV

Leonard Harris	Canarc Resource Corp.	TSX
Director	Solitario Exploration & Royalty Corp.	TSX
	Sulliden Gold Corporation Ltd.	TSX
	Indico Resources Limited	TSXV
	Golden Alliance Resources Corp.	TSXV
	Botero Gold Corp.	TSXV
	Coronet Minerals Inc.	TSXV

Murray W. Hitzman	Mansfield Minerals Ltd.	TSXV
Director	Tsodilo Resources Limited	TSXV

Stephan Fitch	None	N/A
Director

Michael Hunter	Remstar Resources Ltd	TSXV
Nominee

Paul Matysek	Dundarave Resources Inc.	TSXV
Nominee	Forsys Metals Corp.	TSE
	Aurcana Corporation	TSXV
	West African Iron Ore Corp.	TSXV
	Nevada Copper Corp.	TSE
	Ocean Park Ventures Corp.	TSXV
	Lithium One Inc.	TSXV
	Sonora Gold & Silver Corp.	TSXV
	NMC Resource Corporation	TSXV
	Harvest One Capital Inc.	NEX

Ryan Dunfield	Alston Energy Inc.	TSXV
Nominee	Solimar Energy Limited	TSXV, ASX

The Company does not currently have a Chairman of the Board and, given the current size of the Board, does not consider that a Chairman is necessary. The Board will give consideration to appointing an “independent” member as Chairman at such time as it believes that such a position is required. The Board does not, and does not consider it necessary to, have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its composition, in which only two of five directors are members of management, is sufficient to ensure that the Board can function independently of management. The independent directors exercise their responsibilities for independent oversight of management, and are provided with leadership, through their majority position on the Board and ability to meet independently of the non-independent directors and management whenever deemed necessary by any independent director. The independent directors do not have regularly scheduled meeting in the absence of the non-independent directors and management, but can do so on an ad hoc basis, at the expense of the Company, as they see fit. The independent directors met as a group, without the non-independent directors or management being present, once during the fiscal year ended October 31, 2011.

Each member of the Board understands that he is entitled, at the cost of the Company, to seek the advice of an independent expert (including legal; counsel) if he reasonably considers it warranted under the circumstances. No director chose to do so during the fiscal year ended October 31, 2011.

The attendance record of each director at full board meetings and with respect to meetings of any committees of which he is a member since November 1, 2010 (being the commencement of the Company’s most recently completed fiscal year) up to the date of this Information Circular, either in person or by conference telephone, are as follows:

Name of Director	Full Board Meetings (4 total)	Audit Committee (3 total)	Compensation Committee (1 total)
Hendrik Van Alphen	4	N/A	N/A
Lawrence W. Talbot	4	N/A	N/A
Len Harris	4	3	1
Stephan Fitch	4	3	1
Murray Hitzman	4	2	N/A

Mandate of the Board

The Board has not adopted a written mandate. The mandate of the Board, as prescribed by the BCBCA, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through the operation of its standing committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with its stated shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the financial statements, reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. At this stage of the Company’s development, the Board does not believe it is necessary to adopt a written mandate, as sufficient guidance is found in the applicable corporate legislation and regulatory policies.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company’s internal control and management information systems (primarily through the Audit Committee) and for the Company’s policies respecting corporate disclosure and communications.

Position Descriptions

The Board has not developed a written position for the Chairman of the Board (as it does not currently have one), for the Chairmen of any of its standing committees, or for the CEO. To date, given the size of the Company and its stage of development, the Board does not believe that formal written position descriptions of the position of the Chairman of the Board, of the Chairman of each standing committee and for the CEO are required, and that good business practices and the common law provide guidance as to what is expected of each of such positions.

The general duties of the CEO are as set forth in the existing employment agreement between the CEO and the Company, which were developed by the CC, in consultation with the CEO, at the time the agreement was entered into, and set forth the expectations of the role and position to be fulfilled by the CEO. Pursuant to the employment agreement, the Company (acting through the Board) has the ability to modify such duties as required, but it has not found it necessary to do so.

Orientation and Continuing Education

Board turnover is relatively rare. The Company’s current directors have all been with the Company for at least 5 years and two have been with the Company for 10+ years. As a result, the Board provides ad hoc orientation for new directors. New non-management directors are briefed on strategic plans, short, medium and long term corporate objectives, the Company’s current mineral properties and ongoing exploration programs, business risks and mitigation strategies, corporate governance guidelines and existing company policies. However, there is no formal orientation for new members of the Board, and this is considered to be appropriate, given the Company’s size and current level of operations, and the low Board member turnover. If the growth of the Company’s operations and/or increased board turnover warrants it, the Board would consider implementing a formal orientation process.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector, and several directors are also director of other resource companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. The Company will pay the reasonable costs of attendance by directors at continuing education courses and seminars with respect to corporate governance, directors’ duties and obligations and similar matters. Board members have full access to the Company’s records. Reference is made to the heading “Election of Directors” for a description of the principal occupations of the proposed nominees for election as members of the Board.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives according to the highest ethical standards. To this end, in December 2004 the Board adopted a “Code of Business Conduct and Ethics” for its directors, officers and employees and, in appropriate cases, consultants. The Code was updated by the Board in September 2006. Interested shareholders may obtain a copy at www.sedar.com. Pursuant to the Code, the Company has appointed its Vice-President and General Counsel to serve as the Company’s Ethics Officer to ensure adherence to the Code, reporting directly to the Board. Training in the Code is included in the orientation of new employees and, to ensure familiarity with the Code, directors, officers and employees are asked to read the Code and are required to sign a Compliance Certificate annually. Directors, officers and employees are required to report any known violations of the Code to the Vice-President and General Counsel or the Chairman of the Audit Committee or, alternately, to the Company’s outside U.S. or Canadian counsel.

There have not been, since the beginning of the Company’s most recent fiscal year, any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Company’s Articles and the BCBCA which set forth how any conflicts of interest are to be dealt with. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In December, 2004, the Board also adopted a “Share Trading Policy”, which prescribes rules with respect to trading in securities of the Company where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel.

In May, 2007, the Board also created a Sustainable Development Committee in order to reflect the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out in a safe, sustainable and environmentally sound manner (see “Other Board Committees” below).

Nomination of Directors

The Corporate Governance and Nominating Committee (“CGNC”) of the Board (which is composed solely of independent directors) is responsible for reviewing proposals for new nominees to the Board, and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the CGNC are generally the result of recruitment efforts by the individual Board members, including both formal and informal discussions among Board members and with the CEO, and are usually based upon the desire to have a specific set of skills or expertise included on the Board.

The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the CGNC. Once the names of any suggested nominees are provided to the CGNC, it then carries out such reviews as it determines to be appropriate (which may include interviews with the proposed nominee) to determine if the proposed nominee is an appropriate “fit” for election to the Board. The CGNC then makes a recommendation to the full Board as to the nomination (or otherwise) of the identified individual for election as a director, for appointment as a replacement for a director who has resigned or for appointment as an additional director, as applicable. In addition, prior to each AGM, the CGNC carries out a review of the then current board composition and makes recommendations as to the individuals (whether existing directors or non-directors) it considers should be nominated for election as a director at the upcoming AGM.

Details with respect to the mandate and powers of the CGNC are given below under “Other Board Committees”.

Compensation

Disclosure with respect to the process by which the Board determines compensation for the Company’s directors and officers and the membership and responsibilities, powers and operation of the CC is contained in the Information Circular under the heading “Compensation Discussion and Analysis” and is incorporated by reference herein.

Other Board Committees

Committees of the Board are an integral part of the Company’s governance structure. At the present time, the Board has the following standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainable Development Committee.

Disclosure with respect to the Audit Committee, as required by NI 52-110, is contained in Item 16 and Schedule “A” of the Company’s 2012 Annual Information Form dated January 26, 2012, and with respect to the Compensation Committee is contained in the information circular to which this Schedule “A” is attached under the heading “Compensation Committee”. Details of the composition and function of the remaining standing committees of the Board is as follows:

Sustainable Development Committee (“SDC”)

Leonard Harris (Chair)
Murray Hitzman

The SDC is composed solely of independent directors and has a written charter. The overall purpose of the SDC is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out, and that its facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development. The primary function of the SDC is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters. The SDC will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.

Corporate Governance & Nominating Committee (“CGNC”)

Stephan Fitch (Chair)
Leonard Harris

The CGNC is composed solely of independent directors and has a written charter. The role of the CGNC is to (1) develop and monitor the effectiveness of the Company’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the CEO and evaluating the performance of the CEO.

Assessments

The Board has traditionally monitored, but not formally assessed, its performance or the performance of individual directors or committee members or their contributions. The CGNC has, as part of its mandate, the responsibility for producing reports with respect to performance evaluations of the CEO, the Board as a whole, the individual committees of the Board and individual directors, on an annual basis. The NCG Committee is in the process of determining the appropriate processes for such evaluations, and is reviewing the processes adopted by similar sized public natural resource companies in order to assist it in this regard.

SCHEDULE “B”

Change of Auditor Reporting Package

SCHEDULE “C”

2012 Incentive Stock Option Plan

CARDERO RESOURCE CORP.
(the “Company”)

2012 INCENTIVE STOCK OPTION PLAN

1.        OBJECTIVES

The Plan is intended as an incentive to enable the Company to:

(a)	attract and retain qualified directors, officers, employees and consultants of the Company and its Affiliates,

(b)	promote a proprietary interest in the Company and its Affiliates among its employees, officers, directors and consultants, and

(c)	stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2.        DEFINITIONS

As used in the Plan, the terms set forth below shall have the following respective meanings:

“Affiliate” has the meaning ascribed thereto in the Securities Act, as amended from time to time;

“Associate” has the meaning ascribed thereto in the Securities Act, as amended from time to time;

“Board” means the board of directors of the Company;

“Committee” means the Compensation Committee of the Board;

“Consultant” shall have the meaning set forth in National Instrument 45-106, as amended or superseded from time to time;

“Company” means Cardero Resource Corp., a company subsisting under the Business Corporations Act (British Columbia) and its successor corporations;

“Director” means a member of the Board;

“Employees” means an employee of the Company or any of its Affiliates and includes:

(a)	an individual who is (or would be if he were employed in Canada) considered an employee of the Company or any of its Affiliates under the Income Tax Act (Canada);

(b)

an individual who works full-time for the Company or any of its Affiliates providing services normally provided by an employee and who is subject to the same direction and control by the Company or such Affiliate over the details and methods of work as an employee of the Company or such Affiliate; and

(c)

an individual who works for the Company or any of its Affiliates on a continuing and regular basis for a minimum amount of time per week or month providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details of work as an employee of the Company or such Affiliate;

“Insider” has the meaning ascribed thereto in the TSX Company Manual;

“Management Company Employee” means an Employee of a person providing management services to the Company or an Affiliate of the Company (not including promotional or investor relations services);

“Non-Employee Director” means a director of the Company or of an Affiliate of the Company who is not an Employee or an Officer;

“Officer” has the meaning ascribed thereto in the Securities Act;

“Option” means an option to purchase Shares granted under or subject to the terms of the Plan;

“Option Agreement” means a written agreement between the Company and an Optionee that sets forth the terms, conditions and limitations applicable to an Option;

“Option Period” means the period for which an Option is granted;

 “Optioned Shares” means the Shares for which an Option is or may become exercisable;

“Optionee” means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

“Plan” means this 2012 Incentive Stock Option Plan of the Company;

“Securities Act” means the Securities Act (British Columbia), R.S.B.C. 1996 c.418, as amended from time to time;

“Shares” means common shares without par value in the capital stock of the Company as the same are presently constituted; and

“TSX” means the Toronto Stock Exchange or any successor thereto.

3.	ADMINISTRATION OF THE PLAN

3.1

The Plan will be administered by the Committee, which shall have the duties and responsibilities in respect thereof as set out in the Company’s Compensation Committee Charter. Notwithstanding the existence of any such Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder delegated to the Committee, whether with respect to the Plan as a whole or with respect to individual Options granted or to be granted under the Plan.

3.2

Subject to the limitations of the Plan, the Board, based upon the recommendation(s) of the Committee, shall have full power to grant Options, to determine the terms, limitations, restrictions and conditions respecting such Options and to settle, execute and deliver Option Agreements and bind the Company accordingly, to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper and to reserve, allot, fix the price of and issue Shares pursuant to the grant and exercise of Options, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

3.3

Any decision of the Board or Committee in the interpretation and administration of the Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Board or Committee shall be liable for anything done or omitted to be done by such member, by any other member of the Board or Committee or by any officer of the Company, in connection with the performance of any duties under the Plan, except those which arise from such member’s own wilful misconduct or as expressly provided by statute.

3.4	The Company shall pay all administrative costs of the Plan.

4.	ELIGIBILITY FOR OPTIONS

4.1

Options may be granted to Employees, Officers, Directors (including Non-Employee Directors), Management Company Employees, and Consultants of the Company and its Affiliates who are, in the opinion of the Committee, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Committee, worthy of special recognition. Except as may be otherwise set out in this Plan, the granting of Options is entirely discretionary. Nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and the designation of any Optionee in any year or at any time shall not require the designation of such person to receive an Option in any other year or at any other time. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amounts and terms of their respective Options for recommendation to the Board.

4.2

If an Optionee who is granted an Option is an Employee, Management Company Employee or Consultant of the Company or any of its Affiliates, the Option Agreement pertaining to such Option shall contain a representation by the Optionee that the Optionee is a bona fide Employee, Management Company Employee or Consultant of the Company or its Affiliates.

4.3	Subject to:

(a) the acceptance of this Plan for filing by the TSX; and

(b) the approval of this Plan by the shareholders,

any options over securities of the Company previously granted by the Company which remain outstanding as at August 17, 2012, will be deemed to have been issued under and will be governed by the terms of the Plan provided that, in the event of inconsistency between the terms of the agreements governing such options previously granted and the terms of the Plan, the terms of such agreements shall govern.

4.4

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in exchange for outstanding options granted by the Company or any predecessor Company thereof or any Affiliate thereof, whether such outstanding options were granted under the Plan, under any other stock option plan of the Company or any predecessor Company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor Company or Affiliate thereof.

4.5

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of one or more other companies in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other companies the Company or any of its Affiliates.

5.	NUMBER OF SHARES RESERVED UNDER THE PLAN

5.1	The number of Shares that may be reserved for issuance under the Plan is limited as follows:

(a)

the maximum aggregate number of Shares which may be made issuable pursuant to the exercise of Options granted under the Plan at any particular time (together with those Shares which may be issued pursuant to any other security-based compensation plan of the Company or any other options for services granted by the Company at such time) shall be a maximum of ten percent (10%) of the number of issued and outstanding Shares at such time, provided that if any Option subject to the Plan is exercised, forfeited, expires, is terminated or is cancelled for any reason whatsoever, then the Shares previously subject to such Option are automatically reloaded and available for future Option grants; and

(b)	if and for so long as the Shares are listed on the TSX:

(i)

the maximum aggregate number of Shares that may be reserved under the Plan or other share compensation arrangements of the Company for issuance to Insiders at any particular time shall not exceed ten percent (10%) of the issued and outstanding number of Shares at such time; and

(ii)

the number of Shares issued to Insiders pursuant to the Plan (together with any Shares issued to Insiders pursuant to any other share compensation arrangements of the Company) within a twelve (12) month period shall not exceed ten (10%) percent of the issued and outstanding number of Shares.

6.	NUMBER OF OPTIONED SHARES PER OPTION

6.1

Subject always to the limitations in subsection 5.1, the number of Optioned Shares under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, taking into consideration the Optionee’s present and potential contribution to the success of the Company and taking into account all other Options then held by such Optionee.

7.	PRICE

7.1	The exercise price per Optioned Share under an Option shall be determined by the Committee, in its discretion, at the time such Option is granted, but such price shall be not less than the greater of:

(a)

the closing price of the Shares on the TSX on the trading day immediately preceding the day on which the Option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used); and

(b)

the volume weighted average trading price (calculated by dividing the total value by the total volume of Shares traded on the TSX during the relevant period) of the Shares on the TSX for the five (5) trading days immediately prior to the date of grant.

The exercise price at which, and the number of optioned securities for which, an outstanding

Option may be exercised following a subdivision or consolidation of the Shares shall be subject to adjustment in accordance with section 11.

7.2	The exercise price per Optioned Share under an Option may be reduced at the discretion of the Committee if:

(a) at least six (6) months has elapsed since the later of the date such Option was granted and the date the exercise price for such Option was last amended; and

(b) shareholder approval is obtained, including disinterested shareholder approval if required by the TSX, for any reduction in the exercise price under an Option;

provided that none of the conditions in this subsection 7.2 will apply in the case of an adjustment made under section 11.

8.	OPTION PERIOD AND EXERCISE OF OPTIONS

8.1

The Option Period for an Option shall be determined by the Committee at the time the Option is granted and may be up to ten (10) years from the date the Option is granted. At the time an Option is granted, the Committee may determine that, with respect to that Option, upon the occurrence of one of the events described in subsection 10.1 there shall come into force a time limit for exercise of such Option which is different than the Option Period, and in the event of such a determination, the Option Agreement for such Option shall contain provisions which specify the events and time limits related to that determination. Subject to the applicable maximum Option Period provided for in this subsection 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period of an outstanding Option beyond its original expiration date, provided that shareholder approval, including disinterested shareholder approval if required by the TSX, is obtained for any extension of the Option Period of an outstanding Option.

8.2	The Committee may determine when any Option will become exercisable and may determine that the Option shall be exercisable in instalments.

8.3

If there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Board may, in its sole and absolute discretion and if permitted by applicable legislation and the policies and rules of any stock exchange or regulatory body having jurisdiction over the securities of the Company, unilaterally determine that outstanding Options, whether fully vested and exercisable or subject to vesting provisions or other limitations on exercise, shall be conditionally exercisable in full to enable the Optioned Shares subject to such Options to be conditionally issued and tendered to such bid or offer, subject to the conditions that if the bid or offer is not duly completed the exercise of such Options and the issue of such Shares will be rescinded and nullified and the Options, including any vesting provisions or other limitations on exercise which were in effect will be re-instated.

8.4

The vested portions of Options will be exercisable, in whole or in part, at any time after vesting. If an Option is exercised for fewer than all of the Optioned Shares for which the Option has then vested, the Option shall remain in force and exercisable for the remaining Optioned Shares for which the Option has then vested, according to the terms of such Option.

8.5

The exercise of any Option will be contingent upon receipt by the Company of payment in full for the exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. Neither an Optionee nor the legal representatives, legatees or distributees of such Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until:

(a) certificates for such Shares are issuable to the Optionee or such other persons pursuant to the Option or the Plan; or

(b) such Shares are registered in the name of the Optionee or such other persons pursuant to the Option or the Plan in accordance with any system of direct registration that may be adopted by the Company.

8.6

Notwithstanding the provisions of subsection 8.1 or the date of expiration of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows:

(a)

if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company, then the Fixed Term expiration date is extended to the close of business on the tenth (10th) business day after the end of such blackout period (the “Blackout Expiration Term”); or

(b)

if the Fixed Term expiration date falls within two (2) business days after the end of a blackout period imposed on the Optionee by the Company, then the Fixed Term expiration date will be that date which is the Blackout Expiration Term reduced by that number of business days between the Fixed Term expiration date and the end of such blackout period (i.e. Options whose Fixed Term expires two (2) business days after the end of the blackout period will only have an additional eight (8) business days to exercise.)

9.	STOCK OPTION AGREEMENT

9.1

Upon the grant of an Option to an Optionee, the Company and the Optionee shall enter into an Option Agreement setting out the number of Optioned Shares subject to the Option, the Option Period and, if applicable, the vesting schedule for the Option, and incorporating the terms and conditions of the Plan and any other requirements of regulatory authorities and stock exchanges having jurisdiction over the securities of the Company, together with such other terms and conditions as the Committee may determine in accordance with the Plan.

10.	EFFECT OF TERMINATION OF EMPLOYMENT OR DEATH

10.1

An outstanding Option shall remain in full force and effect and exercisable according to its terms for the Option Period notwithstanding that the holder of such Option ceases to be an Employee, Officer, Director (including a Non-Employee Director), Management Company Employee, or Consultant of the Company or an Affiliate for any reason, including death, subject always to any express term in any Option Agreement made pursuant to subsection 8.1 which provides that upon the occurrence of one of such events there shall come into force a time limit for exercise of such Option which is different than the Option Period. So long as the Shares are listed on the TSX (unless otherwise permitted by the TSX) the maximum period within which the heirs or administrators of a deceased Optionee may exercise any portion of an outstanding Option is one (1) year from the date of death or the balance of the Option Period, which ever is earlier.

10.2

In the event of the death of an Optionee, an Option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such Optionee’s rights under the Option shall have passed under the Optionee’s will or pursuant to law.

11.	ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

11.1

Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the events and in accordance with the provisions and rules set out in this section 11, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. The Committee will conclusively determine any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules, and any such determination will be binding on the Company, the Optionee and all other affected parties.

11.2

The number of Optioned Shares to be issued on the exercise of an Option shall be adjusted from time to time to account for each dividend of Shares (other than a dividend in lieu of cash dividends paid in the ordinary course), so that upon exercise of the Option for an Optioned Share the Optionee shall receive, in addition to such Optioned Share, an additional number of Shares (“Additional Shares”), at no further cost, to adjust for each such dividend of Shares. The adjustment shall take into account every dividend of Shares that occurs between the date of the grant of the Option and the date of exercise of the Option for such Optioned Share. If there has been more than one such dividend, the adjustment shall also take into account that the dividends that are later in time would have been distributed not only on the Optioned Share had it been outstanding, but also on all Additional Shares which would have been outstanding as a result of previous dividends.

11.3

If the outstanding Shares are changed into or exchanged for a different number or kind of shares or into or for other securities of the Company or securities of another Company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Optioned Share for which the Option is exercised, the Optionee shall instead receive the number and kind of shares or other securities of the Company or other Company into which such Option Share would have been changed or for which such Option Share would have been exchanged if it had been outstanding on the date of such event.

11.4

If the outstanding Shares are changed into or exchanged for a different number or kind of shares or into or for other securities of the Company or securities of another Company or entity, in a manner other than as specified in subsections 11.2 or 11.3, then the Committee, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Committee in its sole and absolute discretion determines to be equitable to give effect to the principle described in subsection 11.1, and such adjustments shall be effective and binding upon the Company and the Optionee for all purposes.

11.5

If the Company distributes, by way of a dividend or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price under any outstanding Option or in the number(s) of Optioned Shares subject to any such Option, or both, such adjustment may be made by the Committee and shall be effective and binding on the Company and the Optionee for all purposes.

11.6	No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.7

The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

11.8	Any adjustment or substitution provided for in this section 11 shall require the acceptance for filing thereof by the TSX.

12.	NON-ASSIGNABILITY

12.1

Neither the Options nor the benefits and rights of any Optionee under any Option or under the Plan shall be assignable or otherwise transferable, except as specifically provided in subsection 10.2 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.	EMPLOYMENT

13.1

Nothing contained in the Plan shall confer upon any Optionee, or any person employing a Management Company Optionee, any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee’s employment or the services of any such person at any time. Participation in the Plan by an Optionee is voluntary.

14.	REGULATORY ACCEPTANCES

14.1

The Plan is subject to the acceptance of the Plan for filing by the TSX, and the Committee is authorized to amend the Plan from time to time in order to comply with any changes required from time to time by such applicable regulatory authorities, whether as conditions to the acceptance for filing of the Plan or otherwise, provided that no such amendment will in any way derogate from the rights held by Optionees holding Options (vested or unvested) at the time thereof without the consent of such Optionees.

14.2

The obligation of the Company to issue and deliver Optioned Shares pursuant to the exercise of any Options granted under the Plan is subject to the acceptance of the Plan for filing by the TSX. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such acceptance for filing, then the obligation of the Company to issue such Optioned Shares shall terminate and any amounts paid to the Company for such Optioned Shares shall be returned to the Optionee forthwith without interest or deduction.

15.	SECURITIES REGULATION AND TAX WITHHOLDING

15.1

Where necessary to enable the Company to use an exemption from requirements to register Optioned Shares or file a prospectus or use a registered dealer to distribute Optioned Shares under securities laws applicable to the securities of the Company in any jurisdiction, an Optionee, upon the acquisition of any Optioned Shares by the exercise of Options and as a condition to such exercise, shall provide to the Committee such evidence as the Committee requires to demonstrate that the Optionee or recipient will acquire such Optioned Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, including an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Optioned Shares to make appropriate reference to applicable resale restrictions, and the Optionee or recipient shall be bound by such restrictions. The Committee also may take such other action or require such other action or agreement by such Optionee or proposed recipient as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the Optioned Shares under any securities laws applicable to the securities of the Company.

15.2

The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan.

15.3

Without limiting the generality of subsection 15.2, the Company shall have the right to deduct and withhold from any amount payable or consideration deliverable to an Optionee (a “Participant”), either under the Plan or otherwise, such amount or consideration as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the deduction, withholding or remittance of tax or any other required deductions or remittances with respect to awards hereunder (“Withholding Obligations”). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by withholding and selling, or causing a broker to sell, on behalf of any Participant, such number of Shares issued to the Participant pursuant to an exercise of Options hereunder as is sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker and other costs and expenses), or retaining any amount or consideration which would otherwise be paid, delivered or provided to the Participant hereunder. The Company may require a Participant, as a condition to granting an Option or the exercise of an Option, to make such arrangements as the Company may in its discretion require so that the Company can satisfy applicable Withholding Obligations, including, without limitation:

	(a)	requiring the Participant to remit the amount of any such Withholding Obligations to the Company in advance;

	(b)	requiring the Participant to indemnify and reimburse the Company for any such Withholding Obligations;

(c)

withholding and selling Shares acquired by the Participant under the Plan, or causing a broker to sell such Shares on behalf of the Participant, withholding from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations, and remitting such amount directly to the Company; or

	(d)	any combination thereof.

15.4

Any Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the exchange on which the Shares are then listed for trading, if any. In effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the manner or timing of such sales, the prices at which the Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Shares to a Participant. The sale price of Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

15.5

Issuance of Shares or delivery of share certificates for or direct registration of Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of income tax laws and other applicable laws have been met.

16.	AMENDMENT AND TERMINATION OF PLAN

16.1

Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX or any other stock exchange on which the Shares may be listed), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the Plan, any Option or Option Agreement in such respects as it may consider advisable to:

(a)

ensure that the Options granted hereunder will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a Optionee to whom an Option has been granted may from time to time be resident or a citizen;

	(b)	make amendments of an administrative nature;

	(c)	correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Option or Option Agreement;

	(d)	change the vesting provisions of an Option or the Plan;

	(e)	change termination provisions of an Option provided that the expiry date does not extend beyond the original expiry date;

	(f)	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of Options;

	(g)	make any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company;

	(h)	add or change provisions relating to any form of financial assistance provided by the Company to participants under the Plan that would facilitate the purchase of securities under the Plan; and

provided that shareholder approval shall be obtained for any amendment that results in:

(i)	an increase in the Shares issuable under Options granted pursuant to the Plan;

(j)	a change in the persons who qualify as participants eligible to participate under the Plan;

(k)	a reduction in the exercise price of an Option;

(l)	the cancellation and reissuance of any Option;

(m)	the extension of the term of an Option;

(n)	a change in the Insider participation limit contained in subsection 5.1(b);

(o)	Options becoming transferable or assignable other than for the purposes described in section 10; and

(p)	a change in the amendment provisions contained in this section 16.

16.2	No Shares shall be issued under any amendment to this Plan unless and until the amended Plan has been accepted for filing by the TSX.

16.3	The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any Option then outstanding under the Plan.

16.4	The Board may not, without the consent of the affected Optionee(s), alter or impair any of the rights or obligations under any Option then outstanding under the Plan.

17.	NO REPRESENTATION OR WARRANTY

17.1	The Company makes no representation or warranty as to the future market value of any Shares or Optioned Shares.

18.	GENERAL PROVISIONS

18.1

Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by TSX) and such arrangements may be either generally applicable or applicable only in specific cases.

18.2

The validity, construction and effect of the Plan, the grants of Options, the issue of Optioned Shares, any rules and regulations relating to the Plan any Option Agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.3

If any provision of the Plan or any Option Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person, or Option and the remainder of the Plan and any such Option Agreement shall remain in full force and effect.

18.4

Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

18.5

Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

19.	TERM OF THE PLAN

19.1	The Plan shall be effective as of August 17, 2012, subject to its approval by the shareholders of the Company and acceptance for filing by the TSX pursuant to section 14.

19.2

The Plan shall be effective until August 17, 2022 unless the Plan is earlier terminated by the Board pursuant to section 16, and no Option shall be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Agreement, the Option Period for any Option granted hereunder will, and any authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option shall, continue after termination of the Plan on August 17, 2022 or any earlier termination date of the Plan, notwithstanding such termination.

Adopted by the Board
(subject to Shareholder and TSX approval):	August 17, 2012

Accepted for filing by the TSX:	•, 2012

Approved by the Shareholders:	•, 2012